SPECIAL MEETING OF SHAREHOLDERS
On December 8, 2014, a Special Meeting of Shareholders for the Fund was held to consider the following proposal.
The results of the proposal are indicated below.

Proposal 1 Election of Trustees:
Net assets/shares voted For Isaiah Harris, Jr.	$106,899,296
Net assets/shares voted Against 		$5,148,707
Net assets/shares voted For David F. Larcker	$107,279,696
Net assets/shares voted Against 		$4,768,308
Net assets/shares voted For Olivia S. Mitchell	$106,834,503
Net assets/shares voted Against		        $5,213,500